October 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spruce Biosciences, Inc.

Registration Statement on Form S-1, as amended (File No. 333-248924)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Spruce Biosciences, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective at 4:30 p.m. Eastern time, on October 8, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between October 5, 2020 through the date hereof we have distributed approximately 2,141 copies of the Company’s Preliminary Prospectus dated October 5, 2020 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC SVB LEERINK LLC
CREDIT SUISSE SECURITIES (USA) LLC RBC CAPITAL MARKETS, LLC

Acting severally on behalf of themselves and the several underwriters

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

SVB LEERINK LLC

By:	/s/ Murphy Gallagher
Name:	Murphy Gallagher
Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Rebecca Kotkin
Name:	Rebecca Kotkin
Title:	Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name:	Jennifer Caruso
Title:	Managing Director

[Signature Page to Acceleration Request]